November 8, 2019

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

       Re: Sunshine Silver Mining & Refining Corporation
           Draft Registration Statement on Form S-1
           Submitted October 15, 2019
           CIK No. 0001517006

Dear Mr. Orr:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Notice Regarding Mineral Disclosure, page 2

1. We note your disclosure that you have chosen to voluntarily comply with the SEC Mining
       Modernization Rules in this registration statement. In addition you are currently preparing updated technical reports, which will comply with the SEC Mining Modernization Rules, that will be filed as exhibits to future amendments. Please modify your prospectus and file all required technical reports to comply with the requirements of Regulation S-K
       Items 1300 through 1305.
 Stephen Orr
FirstName LastNameStephen Orr Corporation
Sunshine Silver Mining & Refining
Comapany 8, 2019
November NameSunshine Silver Mining & Refining Corporation
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Prospectus Summary, page 3

2. Disclosure appears to indicate that Electrum will beneficially own more than 50% of your voting common stock and will have control over the outcome of director elections. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.
The Company, page 3

3. Please state whether your qualified persons (QP's) are employees of your company and provide the additional information required by Regulation S-K Item 1302(b)(5).
4. We note your disclosure that all mineral reserves and mineral resources contained in the prospectus are presented on a 100% basis. Please modify your filing and report your resources and reserves that are attributable to your ownership interest. See Regulation S-
         K Item 1303(b)(3)(iii).
5. The reserve disclosures in this section and elsewhere in your filing are disclosed as the sum of your proven and probable reserves. Please revise your filing and disclose proven reserves separate from probable reserves in the prospectus and technical reports. See
         Regulation S-K Item 1303(b)(3).
Principal Projects, page 4

6. We note your references to the Esther and the Amapola deposits in this section and elsewhere in your filing. Please provide the technical reports for these properties. See
         Regulation S-K Item 1302(b)(2)(i).
7. Please identify which of your technical reports are Initial Assessments, Pre-Feasibility, or
         Feasibility Studies, as defined by Regulation S-K Item 1300. Please include the Qualified
         Persons (QP) and the effective dates of these reports so the appropriate report may be properly identified.
8. We note the references to a Preliminary Economic Assessment (PEA) in support of resource disclosures for the Sunshine Complex. Under the Mining Modernization
         Rules resource estimates are required to be based on an Initial Assessment (IA). Please revise.
Mineral Resources & Reserve Estimates, page 11

9. Please recalculate and state your resource estimates exclusive of your reserve estimates.
         See Regulation S-K, Item 1303(b)(3)(iii).
Summary of Mineral Resources and Mineral Reserves, page 97

10. Please revise your summary tables to include resources and reserves as of the end of the most recently completed fiscal year. Please add the tonnages to your resources disclosure
 Stephen Orr
FirstName LastNameStephen Orr Corporation
Sunshine Silver Mining & Refining
Comapany 8, 2019
November NameSunshine Silver Mining & Refining Corporation
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FirstName LastName
         in Table 1 and provide proven and probable reserves disclosure in Table 2. Please revise the footnotes to each table to include the required disclosure, namely price, time frame and point of reference. See Regulation S-K Item 1303(b)(3).
Los Gatos district, page 99

11. Please provide more specific location information for each material property. In addition, please revise the map on page 113 to include scale bars and north arrows for orientation.
         See Regulation S-K Item 1304(b)(1)(i).
Mineral Resource Estimates Cerro Los Gatos Mine, Esther and Amapola Deposits, page 107

12. Please disclose and explain the different prices used to calculate your resources and reserves compared to those prices used to calculate you silver equivalent grades.
13. Please disclose resources as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report. See Item 1304(f). Mineral Reserve Estimates Cerro Los Gatos Mine, page 108

14. Please disclose reserves as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report. See Item 1304(f). Capital and Operating Costs, page 110

15. Please state the accuracy of your Initial Assessments, Pre-feasibility, and Feasibility studies. See Regulation S-K 1302(e)(9) and (12). Item 18 of the Technical Report
         Summary requires statement of the accuracy levels of capital and operating costs and Item
         1304(f) requires disclosure of the material assumptions and criteria underlying reserve and resource estimates, along with cites to the corresponding sections of the technical report.
Infrastructure, Permitting and Compliance Activities, page 110

16. Please summarize your permitting accomplishments and operating conditions. See
         Regulation S-K Item 1303(b)(2)(ii).
Exploration, page 120

17. We note your recent exploration activities regarding the Sunshine mine over the last year.
         Please provide a summary that describes the sampling methods you used and disclose the number of samples, the total size or length of the samples, and the total number of assays.
 Stephen Orr
FirstName LastNameStephen Orr Corporation
Sunshine Silver Mining & Refining
Comapany 8, 2019
November NameSunshine Silver Mining & Refining Corporation
November 8, 2019 Page 4
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FirstName LastName
         See Regulation S-K Item 1304(g)(1). Please provide the disclosure required by Item
         1304(g)(2) and (6) with respect to any exploration results.
18. Please describe your planned exploration program at the Sunshine mine and its relationship to the diagram presented on page 18. See Regulation S-K,
Item 1304(b)(2).
Mineral Resource Estimates Sunshine Mine, page 122

19. Please disclose resources as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report. See Item 1304(f).
2014 Preliminary Economc Assessment Estimates Sunshine Mine, page 124

20. We note your inclusion of inferred resources in your cash flow analysis. If you include inferred resources in the cash flow analysis in the Initial Assessment, please provide the required additional disclosures. See Regulation S-K Item
1302(d)(4)(ii) and Item
         601(b)(96)(iii)(B)(19).
Executive and Director Compensation
Sunshine Silver Mining & Refining Corporation Annual Incentive Plan, page 147

21. We note that you awarded non-equity plan compensation in 2018, as well as your disclosure of the types of objective and subjective criteria that you may use in deciding to grant an award in any given year. Please revise your disclosure to include the material terms of the non-equity incentive plan awards made in 2018, including a general description of the formula or criteria used in determining the amounts payable. Refer to
         Item 402(o)(5) of Regulation S-K.
Certain Relationships and Related Party Transactions
Shareholders Agreement, page 151

22. Please further explain the terms of your stockholders' agreement to indemnify Electrum and MERS from any losses arising directly or indirectly out of their actual, alleged or deemed control or ability to influence control of the company, or the actual or alleged act or omission of their director nominees, including any act or omission in connection with this offering. For example, please explain if this provision to indemnify is subject to any exceptions or types of legal proceedings. When available, please file the stockholders'
         agreement as an exhibit with your registration statement.
Notes to the Consolidated Financial Statements
Note 2. Equity Method Investment, page F-8

23. On pages 5 and 88, you state that "due to the structure of the joint venture agreement,
 Stephen Orr
Sunshine Silver Mining & Refining Corporation
November 8, 2019
Page 5
         SSMRC does not exercise control over the LGJV." Please tell us and disclose why you do not have control of the joint venture despite having a 70% equity interest at December 31,
         2018 and a 51.5% ownership interest as of June 30, 2019. Please also explain how you have considered the guidance in ASC 810-10-15 in determining whether LGJV is a variable interest entity (VIE). To the extent you have determined LGJV is a VIE, please revise to comply with the disclosure requirements of ASC 810-10-50. To the extent you have identified LGJV as a joint venture under ASC 323-10-20, please explain how joint control exists and how SSMRC and Dowa exercise joint control over the entity through their respective equity interests.
General

24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin
Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen at (202) 551-3642 with any other questions.



FirstName LastNameStephen Orr                       Sincerely,
Comapany NameSunshine Silver Mining & Refining Corporation
                                                    Division of Corporation
Finance
November 8, 2019 Page 5                             Office of Energy &
Transportation
FirstName LastName